Issuer Free Writing Prospectus

(relating to Preliminary Prospectus Supplement dated

April 28, 2025 and Prospectus dated April 18, 2024)

Filed pursuant to Rule 433

Registration Number 333-278794

General Dynamics Corporation

Pricing Term Sheet

April 28, 2025

$750,000,000 4.950% Notes due 2035

Issuer:	General Dynamics Corporation (the “Company”)

Guarantors:	American Overseas Marine Company, LLC; Bath Iron Works Corporation; Electric Boat Corporation; General Dynamics Government Systems Corporation; General Dynamics Land Systems Inc.; General Dynamics Ordnance and Tactical Systems, Inc.; General Dynamics-OTS, Inc.; Gulfstream Aerospace Corporation and National Steel and Shipbuilding Company

Expected Ratings:*	A2 (positive outlook) / A (stable outlook) (Moody’s / S&P)

Security Type:	Senior Unsecured Notes

Securities:	4.950% Notes due 2035

Principal Amount:	$750,000,000

Maturity:	August 15, 2035

Coupon (Interest Rate):	4.950%

Price to Public:	99.594% of the principal amount

Day Count Convention:	30 / 360

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include the repayment of the Company’s 3.500% Notes due 2025 that mature on May 15, 2025.

Conflicts of Interest:	Certain of the underwriters and/or certain of their respective affiliates may receive more than 5% of the net proceeds of this offering, not including underwriting compensation, thus creating a conflict of interest within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering as the notes are investment grade rated securities.

Yield to Maturity:	5.002%

Spread to Benchmark Treasury:	+78 bps

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price / Yield:	103-06+ / 4.222%

Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, beginning on August 15, 2025

Optional Redemption:
Make-Whole Call:	At any time prior to May 15, 2035 at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 bps

Par Call:	On or after May 15, 2035 at 100%

Trade Date:	April 28, 2025

Settlement Date**:	May 7, 2025 (T+7)

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	369550 BR8 / US369550BR84

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BBVA Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC

Senior Co-Managers:	Lloyds Securities Inc. SMBC Nikko Securities America, Inc. MUFG Securities Americas Inc.

Co-Managers:

ANZ Securities, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Siebert Williams Shank & Co., LLC

TD Securities (USA) LLC

Academy Securities, Inc.

Blaylock Van, LLC

Drexel Hamilton, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Note: It is expected that delivery of the Notes will be made to investors on or about May 7, 2025, which will be the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the delivery of the Notes should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by General Dynamics Corporation on April 28, 2025 (the “Preliminary Prospectus Supplement”) relating to its Prospectus dated April 18, 2024. Terms used and not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

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